December 26, 2018

Matthew Garth
Chief Financial Officer
MINERALS TECHNOLOGIES INC
622 Third Avenue
ew York, NY 10017-6707

       Re: MINERALS TECHNOLOGIES INC

Dear Mr. Garth:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

General

1. We note that on your website, you identify Tredex Syria Ltd. as your distributor located in
      Syria, and Specialty Minerals Inc. as your distributor for North Korea and Sudan. Syria,
      North Korea and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about Syria, North Korea and Sudan in the Form 10-K. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria, North
      Korea and Sudan, including contacts with the governments of those countries, whether through subsidiaries, distributors or other direct or indirect arrangements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence
Al Pavot, Staff Accountant, at (202) 551-3738 or, in his absence Terence O'Brien, Accounting
Branch Chief, at (202)551-3355 with any questions.
 Matthew Garth
MINERALS TECHNOLOGIES INC
December 26, 2018
Page 2




                                         Sincerely,
FirstName LastNameMatthew Garth
                                         Division of Corporation Finance
Comapany NameMINERALS TECHNOLOGIES INC
                                         Office of Manufacturing and
December 26, 2018 Page 2                 Construction
FirstName LastName